                                                                     EXHIBIT 2



                          PURCHASE AND SALE AGREEMENT

                 This agreement, made this 30th day of June, 1995, by and between Jones Programming Partners 2-A, Ltd., a Colorado limited partnership ("Seller"), and Jones Entertainment Group, Ltd., a Colorado corporation ("Buyer").

                 WHEREAS, Seller has a one-third beneficial ownership interest in the motion picture Household Saints, as set forth in the letter agreement dated as of April 25, 1992 by and among New Line Productions, Inc., Jones Entertainment Group, Ltd., Columbia Tri Star Home Video and Novena Films, Inc., as amended June 4, 1992 (the "Deal Memo"), a copy of which is attached as Exhibit A to this purchase and sale agreement; and

                 WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, on the terms and conditions hereinafter set forth, all of the rights of Seller in Household Saints.

                 NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth and each act done pursuant hereto, the parties hereto, intending to be legally bound, do represent, warrant, covenant and agree as follows:

                 1. Transfer of Assets. On June 30, 1995 (the "Closing Date"), Seller shall sell, convey, transfer and assign to Buyer, and Buyer shall purchase from Seller, all of the rights of Seller of every kind and character in Household Saints including, without limitation, all rights of Seller pursuant to the terms and conditions of the Deal Memo.

                 2. Assumption of Liabilities. On the Closing Date, Buyer shall assume all liabilities and obligations of Seller with respect to Household Saints including, without limitation, the liabilities and obligations of Seller under the Deal Memo.

                 3. Purchase Price. Buyer shall acquire and accept the assets of Seller with respect to Household Saints and shall pay to Seller the aggregate purchase price of $1,389,166, to be paid $500,000 in cash on the Closing Date,

$500,000 in the form of a non-interest bearing promissory note payable in full 12 months from the Closing Date and $389,166 in the form of a non-interest bearing promissory note payable in full 24 months from the Closing Date.

                 4. Governing Law. The construction, interpretation and enforcement of this purchase and sale agreement and the rights of the parties hereunder shall be governed by the laws of the State of Colorado without regard to any jurisdiction's conflicts of law provisions.

                 5. Assignment. This agreement may not be assigned by any party hereto without the prior written consent of the other party.

                 IN WITNESS WHEREOF, the parties hereto have caused this purchase and sale agreement to be executed by their duly authorized representatives on the day and year first above written.


                                      SELLER:

                                      JONES PROGRAMMING PARTNERS 2-A, LTD.

                                      BY: JONES ENTERTAINMENT GROUP, LTD.



                                      By:   /s/ Theodore A. Henderson
                                            Theodore A. Henderson
                                            Executive Vice President


                                      BUYER:

                                      JONES ENTERTAINMENT GROUP, LTD.



                                      By:   /s/ Glenn R. Jones
                                            Glenn R. Jones
                                            President

                                                                     EXHIBIT A

                               NOVENA FILMS, INC.
                                  P.O. Box 167
                             Upper Nyack, NY 10960


                                                         As of April 25, 1992

Ira Deutchman
New Line Productions, Inc.
1500 Broadway
New York, New York 10036

Carl Vogel
Jones Entertainment Group Ltd.
9697 E. Mineral Street
PO Box 3309
Englewood, CO 80155

Gina Resnick
Columbia TriStar Home Video
3400 Riverside Drive
Burbank, CA 91505-4627

            Re:  "Household Saints"

Dear Ira, Carl, and Gina:

              When signed by New Line Productions, Inc. ("New Line"), Columbia TriStar Home Video ("Col/TriStar"), Jones Entertainment Group ("Jones") and Novena Films, Inc. ("Novena"), this letter (the "Deal Memo") shall constitute the material terms and conditions between the parties relating to the financing, production, distribution and ownership of a motion picture tentatively entitled "Household Saints" (the "Picture") as follows. All parties, when referred to in the aggregate, shall be called "Participants".

1.            THE PICTURE

              A. Budget. of Household Saints will be not more than $5 million (the "Budget"), including interest, bond fees and contingency, and the Picture shall be produced in accordance with the Final Budget as approved by the parties hereto.

As of April 25, 1992

              B.    Approved Elements of the Picture:

                    (i) Based on the book by Francine Prose entitled "Household Saints".

                    (ii)        Screenplay by Nancy Savoca and Richard Guay.

                    (iii)       Executive Producer: Jonathan Demme.

                    (iv)        Producers: Richard Guay and Peter Newman.

                    (v) Director: Nancy Savoca. Richard Guay is hereby approved as a replacement director, in the event of the death or disability of Nancy Savoca.

                    (vi) Cast: Tracy Ullman, Vince D'Onofrio (both of whom are deemed to be "Essential Elements" as such is defined in the Interparty Agreement), Lili Taylor and Judith Malina.

                    (vii) No replacements: None of the above approved Elements may be replaced or withdrawn without the express approval of all parties hereto, subject to the rights of the Completion Guarantor pursuant to the Interparty Agreement.

              C. Schedule - Principal photography starting 6/24 - 42 days; wrap - 8/12; delivery - 12/31.

2.            GRANT OF RIGHTS

                          Novena owns all the rights necessary to produce and
              distribute the Picture (subject only to the Security and Loan Agreements of even date herewith, with New Line and Jones, granted in consideration for a Bridge Loan. Said agreements are attached hereto as Exhibit 3). Novena hereby irrevocably and exclusively grants, sells, assigns and transfers its rights in the Picture as follows:

              A. To New Line, the worldwide distribution rights in all media now known or hereafter devised, for the Term as herein below defined, except for North American Home Video rights. ("New Line's Distribution Rights").

              B. To Col/TriStar, the North American home video distribution rights, for the Term as herein below defined.
                    ("Col/TriStar's Distribution Rights").

As of April 25, 1992

              C. To Jones, upon "Mandatory Delivery" of the Picture as defined below, the ownership of the copyright and all other rights not otherwise granted ("Reserved Rights") therein, in perpetuity, subject only to A. and B. above. Notwithstanding A. above, Jones also has certain rights related to North American TV per paragraph 4b(i) below, and notwithstanding B. above, Jones shall also have the right to sub-distribute videocassettes of the Picture to cable TV customers of Jones or its affiliates, in accordance with 7 B(i) below;

3.            ADVANCES AND DELIVERY

              A. New Line, Col/Tristar and Jones shall pay to Novena the amount of $1,666,667 each ("Advances") in accordance with 3B. below. Novena will bank the New Line and Col/Tristar acquisition agreements with a bank approved by all parties (the "Bank"), which will provide financing in the amount of $5 million. In the event that the actual direct costs budgeted are less than $4,260,011, as reflected in the Budget of May 7, 1992 (the top sheet is attached hereto), and/or the financing charges charged by the Bank are less than $150,000, any excess thereof shall be returned by Novena in equal shares to New Line, Jones and Col/TriStar. Novena shall use its reasonable best efforts to have the Bank make direct payment thereof to New Line, Jones and Col/TriStar. New Line, Col/Tristar and Novena agree to execute an Interparty Agreement with the bank and completion bond company, which shall be negotiated in good faith. In lieu of being a party to the Interparty Agreement, Jones agrees to provide a stand-by Letter of Credit to the bank to be negotiated in good faith, so long as such Letter cannot be called in the absence of the completion of "Mandatory Delivery".

              B. New Line, Col/TriStar and Jones shall each pay to the Bank, pursuant to the Interparty Agreement upon completion of Mandatory Delivery (which means acceptance in accordance with Exhibits 1 and 2 of the items marked "Schedule A" on New Line's and Col/TriStar's respective delivery schedules, as attached hereto), the amount of $1,666,667 each. Simultaneously, Novena shall deposit into escrow the sum of $10,000 -- as a Delivery Reserve. The Delivery Reserve shall be released back to Novena upon Novena's completion of General Delivery (which means acceptance in accordance with Exhibits 1 and 2 of the items marked "Schedule B" on New Line's and Col/TriStar's respective delivery schedules).

As of April 25, 1992

4.            TERM

                                The Term of New Line's and Col/TriStar's
Distribution Rights shall be as follows:

              A. The Initial Term shall commence on the date hereof and expire: (i) for New Line, 15 years from date of initial theatrical release; and (ii) for Col/TriStar, 15 years from date of Picture's "Availability" as defined in Exhibits 1 and 2. After each party's Initial Term has expired, New Line and Col/TriStar shall each have the right to renew their rights subject to Jones' right, at five year intervals thereafter, to acquire New Line's and/or Col/TriStar's Distribution Rights, but only in the event Jones has not, by each of said dates, recouped its Advance hereunder, and provided further, that Jones then has a bona fide offer for the applicable Distribution Rights which guarantees no less than $50,000 in Picture's Gross Receipts (as such term is hereinafter defined) if Jones is acquiring New Line's Distribution Rights, and $75,000 if Jones is acquiring Col/TriStar's Distribution Rights, and which offer New
                    Line, or Col/TriStar, as applicable, chooses not to match. If acquired by Jones, as set forth above, the term of the rights acquired by Jones shall be in perpetuity.

              B.    Notwithstanding the above,

                    (i) North American television rights, as now known or hereinafter devised, shall be assigned by New Line to Jones on the date 10 years from the date of the Picture's initial theatrical release, provided Jones or an affiliate is then actively involved in the television distribution business; and

                    (ii) New Line may enter into foreign licenses which have terms of up to 20 years from the date of the Picture's initial theatrical release, and if Jones should exercise its rights to acquire New Line's Distribution Rights as set forth above, such licenses shall be honored by Jones or its assignees.

5.            P&A

                                (a) New Line and Jones will each pay four
              hundred thousand dollars ($400,000) for theatrical P&A expenses and New Line agrees to spend no less than said eight hundred thousand dollars ($800,000) for prints, advertising,

As of April 25, 1992

              promotion, and marketing, including creative costs, for marketing and distributing the Picture theatrically but not including any charges for overhead or interest ("Original P&A"). Jones will pay said $400,000 to New Line upon Mandatory Delivery. If New Line wishes to spend more than $800,000 on P&A it shall seek approval from all parties. The Original P&A and any approved additional P&A may be recouped as per paragraph 8 hereof. If the parties do not all agree to additional P&A, New Line may nevertheless make such expenditure, but any such unapproved additional P&A shall be recouped only to the extent New Line expends its own funds thereon (e.g., not Picture's Gross Receipts), and only out of Participant Gross Receipts derived from U.S. and Canada theatrical film rental revenues after full recoupment of Original P&A and any additional approved P&A.

                                (b) The full expenditure by New Line of the
              Original P&A in accordance with this Deal Memo and Exhibit 1, is a material term hereof and the parties agree that Col/TriStar, Jones and Novena's remedies in case of New Line's failure or refusal to spend the full, original P&A, shall be as set forth in the Off-Set Letter attached hereto and made a part hereof or as otherwise set forth in this Deal Memo and Exhibit 1.

6.            CONTINGENCY

                                If the full contingency amount of approximately
              $475,000 in the Final Approved Budget is not used for Production Costs, (the "Unused Balance") then to the extent the Unused Balance equals or is less than 25% of the full contingency amount it shall be paid to Jones; any Unused Balance in excess of 25% of the full contingency amount but less than 50% thereof shall be paid to Novena; and any Unused Balance greater than 50% of the full contingency amount shall be paid equally to all four parties.

7.            TERMS RELATING TO INDIVIDUAL PARTIES

              A.    New Line

                    i) Certain Terms

                                New Line will approve all delivery items for
                    itself and on behalf of Jones. Payment of Advance and $400,000 P&A (including marketing and promotion) commitment upon Mandatory Delivery. Agrees to spend $800,000 as per paragraph 5. Guaranteed theatrical release by Fine Line Features division of New Line in no less than 25 of top 40 ADIS within a time period after Delivery to be negotiated in good faith. Con-

As of April 25, 1992

                    sultation with Participants on sales and marketing campaign and distribution plans. Foreign will provide minimum sales projections on a territory by territory basis and shall have to get the Participants' approval to make sales of less than such amounts. New Line will keep complete and accurate books and records regarding its Distribution Rights and will account and give audit rights to Participants as per Standard Terms and Conditions (Exhibit
                    1). Will control its Distribution Costs as per Exhibit 1.

                    ii) Distribution Fees - 20% -except Domestic TV, which is 10% to New Line and 10% to Jones, which shall be accounted to Jones pursuant to New Line's standard accounting provisions (when Jones obtains TV rights they split 20% fee with New Line and account to New Line in the same manner). See Paragraph 8 for Payment terms.

                    iii) Share of Participants Profits. (as defined in Paragraph 8) - 20%.

              B.    Col/Tristar

                    i) Certain Terms - Payment of Advance upon Mandatory Delivery. Will allow Jones to sub-distribute videocassettes to its own or its affiliates cable TV customers as of date 2 years from initial home video release. Will sell videocassettes to Jones for said purpose at cost plus a mark-up of $2.00 per cassette. Will keep complete and accurate books and records regarding Distribution Rights and will account and give audit rights to the Participants as per its Standard Terms and Conditions (Exhibit 2). Distribution Costs as per Exhibit 2.

                    ii)         Distribution Fee - 20%. See Paragraph 8 for
                                Payment terms.

                    iii) Share of Participants Profits (as defined in Paragraph 8) - 20%.

              C.    Jones

                    i) Certain Terms - Payment of Advance simultaneously with New Line and Col/TriStar. $400,000 P&A commitment as per paragraph 5. Jones shall keep complete and accurate books and records relating to the Picture and shall be responsible for accounting to third parties, profit participants

As of April 25, 1992

                                and shall account to Participants for
                                Participants Gross Receipts and Participants
                                Profits in connection with the Picture as set forth in Paragraph 8 and subject to Paragraph 9 below Jones shall give audit rights on the same terms and conditions as contained in Exhibits 1 and 2 and have the same rights of Remedies and Assignability as appear therein in paragraphs
                                17 and 14, respectively. Revenues, net of Jones' actual costs, derived from sale of videocassettes to its or its affiliate's cable TV customers shall be included in Participants Gross Receipts. Will control its Distribution Costs as per Exhibit 1 and Paragraph 8 hereof. Jones shall not make any changes in or to the Picture, except that it shall have the same rights specifically afforded to Columbia/TriStar and New Line in Exhibits 1 and 2.

                    ii) Compensation - A producer's fee of One Hundred Thousand ($100,000) Dollars to be paid out of the Budget by Novena.

                    iii) Share of Participants Profits - 25% escalates to 50% - see Paragraph 8 for terms.

              D.    Novena

                    i) Certain Terms - Will make warranties and representations on Property to all parties consistent with standard warranties and representations in the motion picture industry; produce the Picture; obtain a completion bond from a bond company approved by all parties; obtain bank financing for production of the Picture; make assignable contracts with all parties; obtain standard E&O insurance on the Picture on which the other parties shall each be named as additional co-in-sureds; make Mandatory and General Delivery. Upon Mandatory Delivery, all rights (including copyright) and obligations (i.e., talent and music residuals, and accounting and auditing) will be assigned to Jones, subject to paragraph 9 hereof. The original negative and certain other film elements shall be kept at DuArt Labs in New York City and Novena shall give Jones a lab access letter thereto.

                    ii) Compensation - Producing Fees as per Final Approved Budget.

As of April 25, 1992

                    iii) Share of Participant Profits - 35% de-escalating to 10% - see Paragraph 8.

8.            ALLOCATION OF REVENUES

              A. Definitions - "Picture's Gross Receipts" will be defined as revenues received by or credited to any of the Parties hereto derived from the exploitation of the Picture and all rights arising therefrom in all media, in all territories, in perpetuity. The Picture's Gross Receipts, less the deductions by each party of the items listed in B(i), (ii), and (iii) below shall constitute "Participants Gross Receipts", which shall be remitted by each party to Jones who shall account and distribute said funds as set forth below. From the Participants Gross Receipts, shall be deducted, in the order set forth below, the items listed in C(i) and (ii) and (iii) below. The remaining revenues shall constitute "Participants Profits" and such Participants Profits shall be distributed as set forth in D(i) below.

              B.    From the Picture's Gross Receipts:

                    (i) Distribution Fees - New Line and Col/TriStar shall each recoup and retain their respective 20% distribution fees; in the case of North American TV, New Line shall recoup 20%, of which it shall retain 10% and pay Jones 10% or, in accordance with 4B(i) above, vice versa.

                    (ii) Distribution Costs - Each party receiving Picture's Gross Receipts shall recoup and retain therefrom its actual, out-of-pocket third-party, verifiable distribution costs, which shall not include any charges for overhead or interest. Marketing, promotion, including creative costs, and publicity costs shall be included in this category, except for theatrical "P&A" which shall be recouped as per 8B(iii) below. Jones' direct, actual out-of-pocket third-party verifiable costs incurred in record keeping and accounting to the Participants up to the amount of $1,000 per month shall also be deemed Distribution Costs. The Parties' agreement as to contractual controls of these costs are as contained in Exhibits 1 and 2.

                    (iii) P&A - New Line and Jones shall recoup their Original P&A expenses, as defined in paragraph 5, on a pari passu basis. New Line shall retain its

As of April 25, 1992

                                share of P&A recoupment from its distribution revenues and it shall remit Jones' share of P&A recoupment directly to Jones. To the extent New Line and Jones do not recoup their Original P&A out of New Line's distribution revenues, it shall be recouped in first position out of Participants Gross Receipts. New Line may recoup any additional approved P&A and any unapproved additional P&A only as set forth in paragraph 5 above.

              C. The remaining revenues are Participant Gross Receipts. Jones shall deduct, allocate and pay therefrom, in the following order:

                    (i) Outstanding P&A - To New Line and Jones, any unrecouped Original P&A and to New Line any approved additional P&A and unapproved additional P&A, but only as set forth in paragraph 5.

                    (ii) Interest on Advances - to be recouped pari passu at the rate of 12% per annum, or less if all parties agree.

                    (iii) Advances - to be recouped pari passu in proportion to each parties Advances.

              D. The remaining revenues are Participant Profits and Jones shall allocate and pay them as follows:

                    (i) Until Novena has received $1 million in Participant Profits, the distribution shall be as follows:

                                       Novena                         35%
                                       Jones                          25%
                                       New Line                       20%
                                       Col/Tristar                    20%

                    ii) After Novena has received $1 million and until Novena has received $2 million of Participants Profits in the aggregate, the distribution shall be as follows:

                                       Novena                         25%
                                       Jones                          35%
                                       New Line                       20%
                                       Col/Tristar                    20%

As of April 25, 1992

                    iii) After Novena has received $2 million of Participant Profits in the aggregate, the distribution shall be as follows:

                                       Novena                         10%
                                       Jones                          50%
                                       New Line                       20%
                                       Col/Tristar                    20%

9.            RESIDUALS, REUSE FEES ("Residuals") AND OTHER JOINT EXPENSES

                    Novena will use its best efforts to obtain all rights to use the music in the Picture in all media, in perpetuity in consideration for lump sum payments (i.e., without further royalties due). Notwithstanding, Jones and New Line agree to pay any residuals or reuse fees arising from that party's distribution or ownership of the Picture and to recoup any such payment as a Distribution Cost, not subject to the caps on Distribution Costs set forth herein and in the Exhibits. If there are not sufficient Gross Receipts to recoup said payments as Distribution Costs, then said party may request each party to contribute a pro-rata share thereof, and each party (including Col/ TriStar) shall promptly make such pro-rata payment. In the case of residuals or reuse fees arising from Col/TriStar's distribution of the Picture, Jones agrees to make such payments and to recoup or be reimbursed therefor in accordance with the foregoing procedure. The above procedure shall also be used to pay any other joint expenses of the Participants, which have been approved by all parties.

10.           WARRANTY

                    Each party warrants and represents that its entire compensation with respect to the Picture is as reflected in this Agreement and there are no separate agreements or benefits to any party hereto not disclosed herein.

11.           ARBITRATION

                    New Line and Jones agree that financial disputes arising out of New Line accounting to Jones as set forth in Exhibit 1, Paragraph 10 (which accountings are not incontestable as defined in Paragraph 10b of Exhibit
1), shall be submitted to arbitration in New York. The terms and conditions governing said Arbitration shall be in accordance with the A.A.A. Rules and Regulations, and be negotiated in good faith between New Line and Jones prior to the institution of any such arbitration proceeding.

                                    *  *  *

                    If the above reflects everyone's understanding of our major deal points and structure, please sign below. This letter

As of April 25, 1992

may be signed in counterparts. This letter, Exhibits 1 and 2, the Delivery Schedules, the Off-Set Letter and the agreement between Jones and New Line, dated as of June 15, 1992 (a copy of which is attached hereto), shall, in the aggregate, constitute the Agreement between the parties hereto and may not be modified or changed without a writing signed by all parties. If there is any conflict between this Deal Memo and the exhibits attached hereto, the terms of this Deal Memo shall control.

                    Notwithstanding the above, in the event the Picture has not commenced principal photography by August 1st, 1992 or Novena has not obtained Bank financing by July 15, 1992, then, in either case, this agreement shall automatically terminate by its own terms and have no further force or effect as of the first of said dates to occur.

                                         Very Truly Yours,

                                         NOVENA FILMS, INC.


                                         By:  Richard Guay

                                         Its: President


Accepted and Agreed:

NEW LINE PRODUCTIONS, INC.               COLUMBIA TRISTAR HOME VIDEO


By:  Donna Bascom                        By:  Gina M. Resnick

Its: Senior Vice President               Its: _______________________________


JONES ENTERTAINMENT GROUP, LTD.

By:  Carl E. Vogel

Its: President

COLUMBIA TRISTAR HOME VIDEO
A SONY PICTURES ENTERTAINMENT company



                                                                 June 4, 1992


Ms. Donna Bascom
Senior Vice President
New Line Productions, Inc.
888 Fifth Avenue
New York, NY 10106

                   Re:  HOUSEHOLD SAINTS

Dear Donna:

          In connection with that agreement and the exhibits attached thereto dated as of April 25, 1992 (collectively, the "Deal Memo") by and between Novena Films, Inc., New Line Productions, Inc. ("New Line"), Jones Entertainment Group and Columbia TriStar Home Video ("CTHV") regarding the production and distribution of the motion picture entitled "Household Saints" (the "Picture"), New Line and CTHV have made the following agreements:

          1. In the event that New Line fails to expend Eight Hundred Thousand Dollars ($800,000) in prints and advertising ("P & A") costs (as set forth in Paragraph 5 of the Deal Memo and Paragraph 9 of New Line's Standard Terms and Conditions which is Exhibit 1 to the Deal Memo) for the United States and Canadian (not more than ten percent (10%) of the total P&A shall be spent in Canada) theatrical release of the Picture pursuant to the terms of the Deal Memo then CTHV may withhold and offset and deduct the following amounts from any monies now owing or to becoming owing to New Line or any affiliate of New Line (except for monies derived from the Picture) under any agreement between New Line or any affiliate of New Line and CTHV or a parent or subsidiary of
CTHV:

HOUSEHOLD SAINTS
Page 2

New Line P & A expended                     CTHV Offset Amounts
- - -----------------------                     -------------------

Less than $200,000                          $1,360,000
Between $200,000 and $399,999               $2.25 per dollar not spent
Between $400,000 and $499,999               $2.00 per dollar not spent
Between $500,000 and $599,999               $1.85 per dollar not spent
Between $600,000 and $699,999               $1.60 per dollar not spent
Between $700,000 and $774,999               $1.25 per dollar not spent
Above $775,000                              No Offset

New Line will provide CTHV and Jones with a certificate executed by an officer of New Line certifying the amount which was actually spent for P & A for the theatrical release of the Picture in the United States and Canada by no later than the Videogram Availability Date (as defined in the CTHV's Standard Terms and Conditions which is Exhibit 2 to the Deal Memo) of the Picture. CTHV shall have the right to audit (although Jones shall have the right to compel CTHV to conduct an audit) New Line's books and records concerning New Line's P & A expenditure for the theatrical release of the Picture in the United States and Canada.

Notwithstanding the foregoing, CTHV shall not charge New Line with an offset for the amounts between $775,000 and $800,000 which New Line did not spend on P&A. Such $25,000 shall not be included when calculating the offset amounts.

              2. New Line and Columbia TriStar both agree that Columbia TriStar shall have the right and obligation to pay Jones from monies otherwise owing to New Line under any agreement between Columbia TriStar and New Line the difference between $400,000 and one-half (1/2) of the amount actually spent by New Line on P&A (i.e. if New Line spent $500,000 on P&A, Columbia TriStar would pay Jones $150,000 which is $400,000 less one-half (1/2) of $500,000). Such monies would be paid to Jones to the extent Jones has not received one-half (1/2) of the P&A not actually spent by New Line from New Line. Columbia TriStar would be obligated to pay such monies to Jones only upon Columbia TriStar having monies otherwise payable to New Line as set forth herein.

              3. New Line agrees to provide, at no cost to CTHV, access to all domestic theatrical advertising and publicity materials related to the Picture (including, but not limited to, all theatrical posters, key artwork, color transparencies, color slides, publicity

HOUSEHOLD SAINTS
Page 3

stills, billing block, press kits) created by New Line and will provide access to the theatrical trailer of the Program, provided that CTHV will pay for all shipping costs associated with the delivery of such items to CTHV.

             4. Except as hereby amended all other terms and conditions of the Deal Memo shall continue in full force and effect.

             If this meets with your approval, please sign in the space provided below.

                                            Best Regards,

                                            /s/ GINA M.RESNICK
                                            Gina M. Resnick


Agreed to this 19th day of
June, 1992

New Line Productions, Inc.

By:  Donna Bascom
Its: Senior Vice President


Agreed to this 18th day of
June, 1992

Jones Entertainment Group Limited

By:  Carl E. Vogel
Its: President

PS/mf
9217c2

cc:           A. Ayers
              B. Barron
              B. Chardavoyne
              T. Muller
              A. Mastracco
              P. Schlessel
              C. Simmons
              S. Sparks